

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Charles L. Kelly
Chief Financial Officer
 & Corporate Secretary
Medical Action Industries Inc.
500 Expressway Drive South
Brentwood, New York 11717

> **Re: Medical Action Industries Inc.**
> **Form 10-K for the Year Ended March 31, 2010**
> **Filed June 2, 2010**
> **Form 8-K/A dated October 26, 2010**
> **File No. 000-13251**

Dear Mr. Kelly:

    We have reviewed your letter dated October 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

1.   Refer to our prior comments 1 and 2. You indicated that you would file an amendment to Form 10-K for the year ended March 31, 2010. Please note that we may have additional comments when we review the amendment filed.

Form 8-K/A dated October 26, 2010

2.   Refer to our prior comments 5 and 6. You indicated that you would file an amendment to Form 8-K/A dated October 26, 2010. Please note that we may have additional comments when we review the amendment filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

for

Jeff Jaramillo
Accounting Branch Chief